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CST Trust Company
P.O. Box 4202, Postal Station A
Toronto, ON M5W 0E4
Tel: 416.682.3800
Fax: 1.877.715.0494
www.canstockta.com

March 7, 2014

proxyadmin@nyx.com
mglee@nyx.com

The New York Stock Exchange
20 Broad Street
17th Floor
New York, NY 10005
U.S.A.

RE:  Nordion Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	April 29, 2014
Record date for notice:	March 26, 2014
Record date for voting:	March 26, 2014
Beneficial ownership determination date:	March 26, 2014
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No
Yours very truly,

Jackson Gair
Associate Manager, Trust Central Services
cc:   CDS & Co.  (Via Fax)